FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

__1__

            Website: www.tevapharm.com

Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	972 (3) 926-7554 (215) 591-8912

For immediate release

Teva announces Copaxone® reaches ONE MILlion patient years of experience IN THE TREATMENT OF multiple sclerosis

●        Approved in 1996, Copaxone® is the global market leader in the treatment of relapsing-remitting multiple sclerosis (RRMS)

●        Ongoing, prospective, clinical trial follow-up reinforces unsurpassed efficacy and safety profile of Copaxone® in patients treated for more than 19 years

Jerusalem, Israel (April 12, 2010) - Teva Pharmaceutical Industries, Ltd. (NASDAQ:TEVA) announced today that Copaxone® (glatiramer acetate injection), has now achieved one million patient years of experience in the treatment of relapsing-remitting multiple sclerosis (RRMS). This analysis is based on internal data submitted annually to the U.S. Food and Drug Administration (FDA).

"This milestone underscores the established long-term efficacy and safety of Copaxone® to physicians and patients who rely on the therapy to manage MS," said Kenneth Johnson M.D., professor of neurology, University of Maryland School of Medicine. "As the treatment landscape evolves, recognizing the importance of demonstrated efficacy and safety, over the long-term, remains paramount. The long-term Copaxone® data accumulated over the years is reassuring given the life-long nature of MS."

"Twenty years ago, we did not know if a safe, effective treatment for MS would be available for patients," said Douglas Franklin President & Chief Executive Officer, Multiple Sclerosis Association of America. "The fact that we are able to celebrate the long-term impact of this treatment is something we are thankful for on behalf of MS patients worldwide."

Approved in 1996, Copaxone® was the first, non-interferon treatment for RRMS. A prospective, clinical trial of more than 19 years is still ongoing and its data reinforce the unsurpassed efficacy and safety profile of Copaxone®

Laura Kimball, an RRMS patient, who participated in the pivotal study that led to the approval of Copaxone® and continues to be treated in the ongoing prospective study, says "I believe that addressing my disease early and committing to a continuous therapy has helped me maintain a healthy and active lifestyle." Laura Kimball became a member of Team Copaxone® to share her journey as a person with MS and to inspire other patients.

"Hearing stories about patients benefiting from Copaxone®, reinforces our passion to serve the MS community," said Moshe Manor, Teva`s Group Vice President, Global Branded Products. "Teva is committed to the MS community and continues to research new treatment options for MS, as well as invest in product enhancements aimed at improving patient comfort and compliance with Copaxone®."

__2__

About COPAXONE®

Copaxone® is indicated for the reduction of the frequency of relapses in RRMS, including patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis. The most common side effects of Copaxone® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain.

Copaxone® (glatiramer acetate injection) is now approved in 51 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries. In North America, Copaxone® is marketed by Teva Neuroscience, Inc., which is a subsidiary of Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA). In Europe, Copaxone® is marketed by Teva Pharmaceutical Industries Ltd. and sanofi-aventis. Copaxone® is a registered trademark of Teva Pharmaceutical Industries Ltd.

See additional important information at http://www.copaxone.com/pi/index.html or call 1-800-887-8100 for electronic releases. For hardcopy releases, please see enclosed full prescribing information.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 15 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel® and Protonix®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

# # #

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date April 12, 2010

__3__